Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: OCTOBER 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

EXHIBIT INDEX

Exhibit

Description of Exhibit

1

News Release –  Petro-Canada and Gazprom Sign Memorandum of Understanding for LNG Project

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

            /s/ Hugh L. Hooker

Date:  October 12, 2004

Name:

Hugh L. Hooker

Title:

Associate General Counsel

   and Corporate Secretary

Exhibit 1

For Immediate Release

October 12, 2004

Petro-Canada and Gazprom Sign Memorandum of Understanding for LNG Project

Moscow – Petro-Canada’s President and Chief Executive Officer, Ron Brenneman, and Gazprom’s Management Committee Chairman, Alexey Miller today signed a Memorandum of Understanding (MOU) to investigate a joint liquefied natural gas (LNG) project which would see LNG from Russia shipped to North American markets by 2009.

The MOU encompasses a cooperative study of all aspects of the LNG value chain including liquefaction, re-gasification and the supply-demand fundamentals relevant to marketing arrangements. The MOU includes the potential for further co-operation in both Russia and North America on exploration and production, re-gasification and marketing. Specifically, the MOU covers options for Petro-Canada and Gazprom to jointly develop a liquefaction plant in the St. Petersburg region, and investigate options for gas supplies to that LNG plant and re-gasification in North America.

These collaborative efforts leverage both companies’ strategies and capabilities. Petro-Canada’s strategy is to build a global, integrated LNG business which will add long-life producing assets to its portfolio, and enhance its long-term supply and marketing presence in North America. The company recently announced a joint agreement to pursue the development of the Cacouna Energy re-gasification facility in Quebec, Canada. The proposed facility will be capable of providing 500 million cubic feet of natural gas per day (five billion cubic meters per year) to markets in Canada and the United States.

Ron Brenneman said, “This is both the right time and the right opportunity to advance Petro-Canada’s presence in the full LNG value chain. This MOU is a critical first step in achieving a long-term business relationship with Gazprom in support of our growth strategy.”

Gazprom is one of the world's largest highly-integrated natural gas and oil companies. In 2003, the company extracted about 19 trillion cubic feet (about 540.2 billion cubic meters) of natural gas. Gazprom is a leader in natural gas exports and delivers natural gas to 30 countries around the world. Gazprom's share of explored reserves is about six per cent in Russia and 16 per cent in the world. Gazprom’s assured resources have been determined to be about 918 trillion cubic feet (about 26 trillion cubic meters). The company is interested in accessing growing North American markets for natural gas and pursuing the LNG business.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. Its common shares trade on the TSX under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For further information at Gazprom, please contact:

Denis Ignatiev

Gazprom
Head of International Media Relations Division
Tel +7 095 719 28 01
Email: d.ignatiev@gazprom.ru

For further information at Petro-Canada, please contact:

Rosemary Drummond
Senior Advisor, Communications
Petro-Canada (London)
Tel +44 (0) 20 7225 7230

email: Rosemary.Drummond@petro-canada.com

Gordon Ritchie
Senior Director, Investor Relations
Petro-Canada (Calgary)
Tel +1 (403) 296-7691

email: gritchie@petro-canada.ca

Helen Wesley
Senior Director, Corporate Communications
Petro-Canada (Calgary)
Tel +1 (403) 296-3555

email: HWesley@petro-canada.ca

Legal Notice – Forward Looking Information/Reserves Estimates for Petro-Canada

This release contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as "proposed", "plan", "anticipate", "intend", "expect", "estimate", "budget" or other similar wording. Forward looking statements include but are not limited to references to future capital and other expenditures, drilling plans, construction activities, the submission of development plans, seismic activity, refining margins, oil and gas production levels and the sources of growth thereof, results of exploration activities, and dates by which certain areas may be developed or may come on-stream, availability of transportation, retail throughputs, pre-production and operating costs, reserves estimates, reserves life, importation matters, natural gas export capacity and environmental matters. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission ("SEC").

Petro-Canada’s staff of qualified reserves evaluators generate the reserves estimates used by this corporation. Our reserves staff and management are not considered independent of the corporation for purposes of the Canadian provincial securities commissions. The use of terms such as "probable", "possible", "recoverable" or "potential" reserves and resources in this release does not meet the guidelines of the SEC for inclusion in documents filed with the SEC. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements to permit it to make disclosure in accordance with SEC standards in order to provide comparability with U.S. and other international issuers. Therefore, Petro-Canada’s reserves data and other oil and gas formal disclosure is made in accordance with U.S. disclosure requirements and practices and may differ from Canadian domestic standards and practices. Where the term boe (barrel of oil equivalent) is used in this release it may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.